July 5, 2007

Via Federal Express
Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Office of Emerging Growth Companies
United States Securities and Exchange Commission

Re:	Camden Learning Corporation
Registration Statement on Form S-1 File No. 333-143098 Filed on May 18, 2007

Dear Mr. Reynolds:

On behalf of Camden Learning Corporation (the “Company”), we are electronically transmitting hereunder a conformed copy of Amendment No. 1 (“Amendment No. 1”) to the Registration Statement of the Company on Form S-1 (the “Registration Statement”). Marked courtesy copies of this filing are being sent via overnight mail to Cathey Baker.

This letter is being sent in response to the Staff’s comments to the Registration Statement on Form S-1, filed May 18, 2007. The Staff’s comments are set forth in a letter from John Reynolds, Assistant Director, addressed to David Warnock, President and Chief Executive Officer, dated June 28, 2007.

In this letter, we have recited the comments from the Staff in bold and have followed each comment with our response.

General

1.
It appears that Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. are the direct owners and sole members of the Sponsor. Please confirm. State the percentage ownership of each fund.

Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. are the direct owners and sole members of the Sponsor. Camden Partners Strategic Fund III, L.P. owns 96.01% of the sponsor and Camden Partners Strategic Fund III-A, L.P. owns 3.99%. We have included this disclosure throughout Amendment No. 1.

2.	Please discuss the status of the two funds under the Investment Company Act of 1940.

Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. are exempt from registration under the Investment Company Act of 1940 pursuant to either Section 3(c)(1) or Section 3(c)(7) of such Act and will continue to qualify for such exemption following this offering. We have included this disclosure in Amendment No. 1.

3.	Please identify the general partner and the limited partner(s) of the two limited partnerships. Please discuss the status of these persons under the 1940 Act.

We have made the requested disclosure in Amendment No. 1 to identify with specificity the general partner of each limited partnership, as well as the managing member of the general partner and the managing members of the managing member as they relate to the Company. The limited partners of the two limited partnerships consist of institutional investors and high net worth individuals. All such limited partners are (i) “accredited investors” within the meaning of Regulation D under the Securities Act and (ii) “qualified clients” as defined in Rule 205-3(d) under the Advisers Act. In addition, most of the limited partners are “qualified purchasers” within the meaning of Section 2(a)(51) of the 1940 Act. None of the general partner, any managing member or the limited partners are registered as an investment company under the 1940 Act. The governing documents of the partnerships prohibit disclosure of the names of the limited partners of the two limited partnerships without their prior consent, however, we do note that there are no known conflicts with respect to any of the limited partners in relation to this proposed offering. In addition, all of the investment decisions of the limited partnerships are made at the sole discretion of the general partner and none of the limited partners exercise voting or investment control with respect to the acquisition or disposition of partnership assets (including its proposed investments in the Company). Accordingly, we believe that none of the limited partners have a relationship with the Company that a potential investor in the Company would deem material in making an investment decision with respect to the proposed offering.

4.
Please identify the direct and indirect owners of the partnerships and identify the managing member/general partner and other member(s)/limited partner(s) of each entity in the ownership chain, using the full legal name.

We have made the requested disclosure in Amendment No. 1 to identify with specificity the general partner of each limited partnership, as well as the managing member of the general partner and the managing members of the managing member as they relate to the Company. The limited partners of the two limited partnerships consist of institutional investors and high net worth individuals. All such limited partners are (i) “accredited investors” within the meaning of Regulation D under the Securities Act and (ii) “qualified clients” as defined in Rule 205-3(d) under the Advisers Act. In addition, most of the limited partners are “qualified purchasers” within the meaning of Section 2(a)(51) of the 1940 Act. None of the general partner, any managing member or the limited partners are registered as an investment company under the 1940 Act. The governing documents of the partnerships prohibit disclosure of the names of the limited partners of the two limited partnerships without their prior consent, however, we do note that there are no known conflicts with respect to any of the limited partners in relation to this proposed offering. In addition, all of the investment decisions of the limited partnerships are made at the sole discretion of the general partner and none of the limited partners exercise voting or investment control with respect to the acquisition or disposition of partnership assets (including its proposed investments in the Company). Accordingly, we believe that none of the limited partners have a relationship with the Company that a potential investor in the Company would deem material in making an investment decision with respect to the proposed offering.

5.	As a related matter, please generally identify entities clearly and revise any statements that use vague or indeterminate designations.

We have made the requested clarifications and revisions in Amendment No. 1.

6.
We note the significant, continuing experience and involvement of Messrs. Warnock and Hughes in private equity funds and portfolio companies. In addition, certain other directors of the company are/have been involved with portfolio companies of Camden Partners, Inc. See pages 53-54. Please provide for each officer and director a list of entities for which a conflict of interest may or does exist vis-à-vis the company and state the priority and preferences that the entity has with respect to performance of obligations and presentation of business opportunities.

We have made the requested disclosure in Amendment No. 1.

7.
In addition, because Messrs. Warnock and Hughes are considering the same businesses on behalf of the company and those other entities, it appears appropriate to disclose and discuss all contacts and discussions currently underway that are relevant to the company and its potential target company. To the extent that there are established criteria by which such contacts or discussions are evaluated, insofar as they relate to the company, disclose these criteria and discuss how they are applied. We may have further comment.

We have made the requested disclosure in Amendment No. 1 to clarify there are currently no discussions underway, nor any contacts made, with respect to the Company and any potential target company. Further, the Company has determined not to undertake any transaction with any portfolio company of the partnerships or any other company with which the partnerships are currently in discussion concerning investment opportunities on behalf of the partnerships. Additionally, we have added disclosure in the section entitled “Proposed Business - Introduction” and elsewhere in Amendment No. 1 where we have deemed relevant addressing the establishment of policies and procedures for seeking appropriate business acquisition candidates.

8.
We also note the disclosure that the company may, but does not intend to, pursue a business combination with “any company that is a portfolio company of, or otherwise affiliated with, or has received financial investment from, any of the private equity firms with which our existing stockholders, executive officers or directors are affiliated…” See, e.g. page 45. Please discuss the considerations that would lead the company to consider such companies as potential target companies.

We have made a determination not to enter into a business combination with any such company and have indicated as such in Amendment No. 1.

9.
As a related matter, it appears that an amendment to the certificate of incorporation would be required in order for the board to agree to a percentage lower than 30%. Please address how the disclosure in the prospectus is consistent with the language in the registrant’s certificate of incorporation.

We have revised Amendment No. 1 to indicate that we will not propose a business combination that is conditioned on less than 30% of the public stockholders exercising their conversion rights.

10.
The staff further notes that Camden III Funds have granted the company a “right of first refusal” with respect to an acquisition of voting control of a company in the education industry that meets certain criteria. Please include such agreement as a material contract and as an exhibit to the registration statement.

We have included a Right of First Refusal Agreement by and among Camden Learning, LLC, Camden Partners Strategic Fund III, L.P. and Camden Partners Strategic Fund III-A, L.P. as a material contract and an exhibit to Amendment No. 1.

11.
As a related matter, we note that the target company(ies) must have an aggregate fair market value in excess of 80% of the amount in the trust account, as adjusted. See e.g., page 2. Please explain how this requirement meshes with the company’s “’right of first refusal’ with respect to an acquisition of voting control of any company or business in the education industry whose aggregate enterprise value is at least equal to 80% of the balance of the trust account (less the deferred underwriting discounts and commission and taxes payable).” See page 16.

We have deleted the language referring to “aggregate enterprise value” and replaced it with “aggregate fair market value” in order to be consistent throughout Amendment No. 1.

12.
Please explain what is meant by certain specialized terms, such as the following: “the education industry,” see e.g. prospectus cover, page 1, page 19; “K-12 and post-secondary,” page 1, “mission critical facilities,” page 1, page 41; “on-ground or online school,” page 28; “proprietary schools,” page 29; “education companies,” page 40.

We have defined these terms as requested throughout Amendment No. 1.

13.
Prior to the effectiveness of the registration statement, the staff requests a copy of the letter from the NASD or a telephone call informing us that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

We will provide the Staff with the relevant communication informing the Staff that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

Prospectus Cover

14.
Please state on this page and in the prospectus summary, if appropriate, that the company intends to concentrate its search for a target company in the areas of early childcare, grade one through twelve, post-secondary education and corporate training. See page 42.

We have made the requested disclosure in Amendment No. 1.

Prospectus Summary, Page 1

Business Combination, page 2

15.
We note the statement that, “In no instance will we acquire less than majority voting control of a target business.” Please clarify whether the 80% test can be met in a transaction in which the company acquires less than a 100% interest in the target business. If so, explain how such a valuation would be calculated.

We have made the requested disclosure on page 2 of Amendment No. 1.

Additional Purchases by Our Sponsor, page 3

16.	Please discuss the reasons for the described arrangements.

We have made the requested disclosure in Amendment No. 1.

17.	It appears appropriate to add to this section the information on page 59 concerning the sponsor’s intention to purchase 250,000 units in this offering. Please revise or advise.

We have made the requested disclosure in Amendment No. 1.

The Offering, page 4

Certificate of Incorporation, page 7

18.
We note the statements concerning the key provisions in the certificate of incorporation with respect to stockholder approval of a proposed business combination, redemption of shares and termination of corporate existence. Specifically, the prospectus states that none of these provisions will be amended or waived unless the company obtains the consent of holders of 95% of the shares purchased in this offering. Elsewhere, however, the prospectus states, as is typical in such offerings, that the company will take no action to waive or amend such key provisions, which it views as obligations to its stockholders. See page 49. Finally, we note that the certificate of incorporation, attached as Exhibit 3.2, appears to provide different conditions for amendment of Article Third; Article Fifth; and Article Sixth. Please revise to clarify the prospectus, as appropriate, throughout. Also discuss and explain the meaning and purpose of the various provisions of the certificate of incorporation concerning amendment.

We have reconciled the referenced language in Amendment No. 1 to clearly indicate that such key provisions will not, under any circumstances, be amended or waived unless the company obtains the consent of holders of 95% of the shares purchased in this offering. Further, we have revised the Amended and Restated Certificate of Incorporation to provide for identical conditions for amendment of each of Articles Third, Fifth and Sixth and have filed such revised Amended and Restated Certificate of Incorporation as an exhibit to Amendment No. 1.

Liquidation if no business combination, page 10

19.
The prospectus describes contractual arrangements intended to ensure that the funds in the trust account will not be depleted by claims of creditors, among others. In support of an indemnification provided by the sponsor, the Camden III Funds have agreed, among other things, that if either undertakes a liquidating distribution while the indemnification obligations are outstanding, both will “use reasonable efforts to set aside…adequate reserves to cover the reasonably anticipated liabilities” that the sponsor may incur. See also pages 16, 47. Please discuss the circumstances in which a liquidation of one or both funds could occur. Add a risk factor, if appropriate.

We have made the requested disclosure in Amendment No. 1 but have not added a risk factor as the Camden III Funds began operations in February, 2004, and the partnerships, under their respective terms, will not officially terminate until February 27, 2014 and we believe a liquidation prior to the date on which the Company must complete a business combination is highly unlikely.

Escrow of existing stockholders’ securities, page 11

20.	Please explain what is contemplated by the statement that the insiders’ shares could be released from escrow if the company has the approval of the public shareholders.

We have removed this statement from Amendment No. 1.

Risk Factors, page13

21.
We note your disclosure in the first risk factor that you will not generate any revenues (other than interest income on the proceeds of the offering) until after the consummation of a business combination. Since you intend to acquire an operating business, it would appear that interest income on the proceeds of the offering would not be classified as revenue in your financial statements. Please revise your disclosure accordingly.

We have removed the parenthetical “(other than interest income on the proceeds of the offering)” from Amendment No. 1.

22.
We note your disclosures on page 18 regarding the need to maintain an effective registration statement covering the exercise of the warrants. Given that the warrants may expire worthless if there is no effective registration statement, there would appear to be the risk that a purchaser may pay the full purchase price for the shares underlying the unit. Please revise your disclosures accordingly, or tell why you believe that no revisions are required.

We have made the requested revisions in Amendment No. 1.

23.
Please explain and provide support for the statement in the fourteenth risk factor on page 19 that “…acquisitions in the education industry can be capital intensive, often using indebtedness to finance acquisitions and working capital needs.” Discuss the likelihood that the company will use indebtedness to acquire and/or provide working capital for a selected target company, in view of this generalization and the 30% threshold for redemption rights in this offering, see, e.g., page 9. Add a risk factor, if appropriate.

We have removed the following sentence from Amendment No. 1: “Additionally, acquisitions in the education industry can be capital intensive, often using indebtedness to finance acquisitions and working capital needs.” In the relevant places in Amendment No. 1, there is discussion about the likelihood of using indebtedness, but only to the extent such a judgment can be made without having any specific business combination under consideration or contemplation and without having any contact of any nature with any potential target business. Additionally, the risk factor titled, “We may issue shares of our capital stock or debt securities to complete a business combination, which would reduce the equity interest of our stockholders and likely cause a change in control of our ownership” address the concern the Company will use indebtedness to acquire and/or provide working capital for a selected target company.

24.
In risk factor twenty-seven on page 23, please discuss how open market purchases of the company’s common stock by the sponsor, as described on page 3, could affect a shareholder vote upon a proposed amendment or waiver or otherwise.

We have made the requested revisions in Amendment No. 1.

25.
In the thirty-eighth risk factor on page 27, the prospectus refers to a possible business combination with “an entity subject to unknown or unmanageable liabilities.” Please explain what is contemplated by this phrase and provide an illustration.

We have removed this language from Amendment No. 1.

Use of Proceeds, page 32

26.
We note the statement that, “Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business or to effect other acquisitions, as determined by our board of directors at that time.” Please discuss all possible uses of the proceeds held in trust if such funds are released to the company. Please include any finder’s fees and expenses that may be in addition to those expenses paid from the net proceeds not held in trust and the interest earned on the trust. Please reconcile this disclosure with the disclosure in the MD&A section.

References to finder’s fees and expenses are set forth in the sentence immediately preceding the sentence that began, “Any amounts not paid as consideration…”. Additionally, we have clarified the sentence that began, “Any amounts not paid as consideration…” to reconcile the disclosure in this paragraph with the disclosure in the MD&A section.

Principal Stockholders, page 59

27.
We note the statements concerning the sponsor’s ownership position. Specifically, the prospectus indicates that the sponsor currently intends to purchase 250,000 units in this offering. With such purchases, the existing stockholders would beneficially own an aggregate amount of 24.44% of the company’s issued and outstanding common stock immediately after the offering. Without such purchases, the aggregate amount would be approximately 20%. These numbers do not appear to take account of any additional purchases of shares that may occur in the open market prior to any stockholder vote on a proposed business combination. See, e.g., page 3. Please revise or advise.

We have made the requested change in the Principal Stockholders table to indicate the aggregate percentage amount that would be owned by the existing stockholders in the event the $4,000,000 worth of open market purchases are made by our sponsor, assuming a purchase price equal to the offering price of $8.00 per unit.

28.
In addition, because it seems reasonable to assume that the sponsor would vote its shares in favor of any amendment to the certificate of incorporation of the type discussed on page 49, it appears that the company’s potential ownership of almost 25% or more of the outstanding shares should be discussed and a risk factor added to the prospectus. Please revise or advise.

We have modified the risk factor titled, “Our existing stockholders, including our officers and directors, control a substantial interest in us and thus may influence certain actions requiring stockholder vote” to discuss the potential ownership by the current stockholders of more than 25% of the outstanding shares.

Financial Statements, page F-1

29.	Your attention is directed to Section 210.3-12 of Regulation S-X and the possible need for updated financial statements and related disclosures.

We acknowledge same and will update the financial statements and related disclosures as and when required pursuant to Regulation S-X.

Note 4 - Note Payable to Affiliate and Related Party Transactions, page F-10

30.
We note your disclosures regarding the discounting of the related party note payable to a nominal amount of $1,000. Please revise your disclosures to clarify how you determined the appropriate interest rate for this obligation in accordance with paragraphs 13-14 of APB 21, and to discuss the effective interest rate on the note as required by paragraph 16 of APB 21. We may have additional comments after reviewing your response.

We have revised our disclosures in Note 4 to describe the factors we considered in computing the discount on the note payable to an affiliate, in accordance with paragraphs 13 and 14 of APB 21. In view of the factors described, there was no single interest rate that appeared to us to adequately reflect the risks and uncertainties occasioned by this financing and disclosed in the revised footnote, and we therefore concluded that stating the note at a nominal amount with the face amount prominently disclosed on the face of the balance sheet was a preferable basis to clarify the nature and terms of the arrangement.

31.	We note your disclosures regarding the underwriter purchase option. Please revise to include disclosures regarding the valuation of this instrument, similar to your disclosures on page 40.

We have made the requested change in Amendment No. 1 filed concurrently herewith.

Exhibit 23.1

32.	You are reminded that a currently dated consent of the independent accountants with typed signature should be included in any amendment to the registration statement.

We have included a currently dated consent of the independent accountants with typed signature in Amendment No. 1 filed concurrently herewith.

If you have any questions, please contact the undersigned at (410) 878-6800 or Adam Mimeles, Esq. at 212-370-1300.

CAMDEN LEARNING CORPORATION

/s/ David L. Warnock
David L. Warnock President and Chief Executive Officer

cc:	Donald W. Hughes
Tina Pappas
Christopher Ivy
Lewis Leventhal
Douglas Ellenoff, Esq.
Jeffrey Kagan, Esq.
Joel Rubinstein, Esq.
Stuart Neuhauser, Esq.
Adam Mimeles, Esq.
Morgan Fox Wallbridge, Esq.